April 10, 2015

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549		By EDGAR
Attn:	Brad Skinner Senior Assistant Chief Accountant

	Re:	Dakota Plains Holdings, Inc. Amendment No. 1 to Form 10-K for Fiscal Year ended December 31, 2014 Filed March 23, 2015 File No. 001-36493

Dear Mr. Skinner:

On behalf of Dakota Plains Holdings, Inc., (“we,” “us,” “our,” or “our Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced Amendment No. 1 to Form 10-K (the “Annual Report”), as set forth in your letter dated April 1, 2015. The supplemental information set forth herein has been supplied by our Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by our Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Contractual Obligations, page 31

1.	Please tell us why you present only the minimum payment due of the Operational Override under the Membership Interest Purchase Agreement within your contractual obligation table rather than the estimate of the obligation that has been recorded in your financial statements.

Response:  We believe it is appropriate to include only the minimum amount due under the Membership Interest Purchase Agreement because it is the only amount that we are obligated to pay at this point in time. If the crude oil transloading operations ceased today, the maximum amount we are contractually obligated to pay is $10 million. Any amounts due in excess of $10 million are contingent on our company’s future operations, and we do not believe it is appropriate or meaningful to include estimates in the contractual obligation table, especially because these estimates are for an extended period of time. The consolidated financial statements include our best estimate based on the anticipated transloading throughput for the next twelve years. We wanted to ensure that investors understood what the amount in the table represented and, as such, provided the exact terms of the obligation in the footnotes to the table by stating, “The amount of the Operational Override shown above represents the minimum payment due under the Membership Interest Purchase Agreement. We agreed to pay to PTS an amount equal to $0.225 per barrel of crude oil arriving at the current transloading facility located in New Town, North Dakota, up to a maximum of 80,000 barrels of crude oil per day through December 31, 2026. The payments are due within 45 days of the end of each calendar quarter. In the event such Operational Override payments, in the aggregate, are less than $10 million, then the Company is obligated to pay PTS the difference on or before January 31, 2027.”

Securities and Exchange Commission

April 10, 2015

Quantitative and Qualitative Disclosures about Market Risk, page 32

2.	We note your qualitative disclosure of interest rate risk associated with the floating interest rates of your outstanding debt. Please include quantitative information associated with this risk in accordance with one of the three disclosure alternatives within Item 305 of Regulation S-K.

Response:  We will revise our disclosure regarding interest rate risk under “Quantitative and Qualitative Disclosures about Market Risk” to include quantitative information pursuant to Item 305(a) of Regulation S-K beginning with our quarterly report on Form 10-Q for the fiscal quarter ending March 31, 2015. The revised disclosure will be in substantially the following form (which presentation is based on the fiscal year ended December 31, 2014):

All of our outstanding debt as of December 31, 2014, has a floating interest rate. Therefore, we have exposure to any interest rate fluctuations. As of December 31, 2014, we had $48.5 million in outstanding borrowings under the Credit Facility with SunTrust Bank with $9 million additional available borrowing capacity. At our option, borrowings under the Credit Facility may be either (i) “Base Rate” loans, which bear interest at the highest of (a) the rate which SunTrust Bank announces from time to time as its prime lending rate, as in effect from time to time, (b) 1/2 of 1% in excess of the federal funds rate and (c) Adjusted LIBOR (as defined in the Credit Agreement) determined on a daily basis with a one (1) month interest period, plus one percent (1.00%) or (ii) “Eurodollar” loans, which bear interest at Adjusted LIBOR, as determined by reference to the rate for deposits in dollars appearing on the Reuters Screen LIBOR01 Page for the respective interest period. As of December 31, 2014, the $48.5 million in outstanding borrowings under the Credit Facility were “Eurodollar” loans. A hypothetical increase in the variable portion of the applicable interest rates by 100 basis points would have a $485,000 impact on our results of operation and cash flows for the next 12 months assuming our outstanding borrowings remained constant over the same period. We currently have no interest rate derivative instruments outstanding. However, we may enter into interest rate derivative instruments in the future if we determine that it is necessary to invest in such instruments in order to mitigate our interest rate risk.

Financial Statements, page F-1
Note 15 – Commitments and Contingencies, page F-29
Lac-Mégantic, Quebec, page F-29

3.	We have read your disclosure regarding the various lawsuits you are involved in surrounding the train derailment in Lac-Mégantic, Quebec and note you are unable to determine the probability of loss or reasonably estimate a range of potential losses. It is our understanding a proposed settlement has recently been reached among certain parties. Please tell us the extent to which you participated in these settlement talks and confirm the claims against you remain unresolved.

Please expand your disclosure to clarify the status of your deliberations, quantify any amounts that have been specifically sought from you, parties not participating in the settlement as a group, or which have otherwise been estimated by third parties to settle all claims related to the incident, to provide greater context for understanding the uncertainty. Similarly, describe any limitations or uncertainty about the sufficiency of insurance coverage you believe is available to cover loss arising from this incident.

Securities and Exchange Commission

April 10, 2015

Response: As we have previously disclosed, on December 5, 2014, we entered into an Indemnification and Release Agreement (the “Agreement”) with World Fuel Services Corporation (“WFS”). As part of this Agreement, WFS has assumed the defense of the claims against us and has negotiated on our behalf with the bankruptcy trustee and the court monitor. We understand from public disclosure and information from WFS that the trustee and monitor have secured commitments from certain parties of settlement funds totaling CAD 200.0 million ($170.0 million). We also understand that the trustee and monitor continue to discuss a global settlement with various other parties, including us, and such discussions are ongoing. Any current settlement discussions, however, may not ultimately result in an agreement. Additionally, any settlement would need to be voted on and approved by creditors in both the U.S. and Canadian bankruptcies, such as plaintiffs in the class action lawsuits and the Quebec provincial government, who are not parties to the current discussions. It would also require the approval of both the U.S. and Canadian bankruptcy courts. Further, there are a number of different claims at issue, and, at different times, the settlement discussions have involved the potential resolution of different categories of claims for varying amounts. As a result, amounts that may have been discussed to resolve certain categories of claims at one particular time may not necessarily be comparable to amounts that may have been discussed with respect to resolving a different group of claims at a different time. We do not believe that any amounts that have been proffered by any party to settlement discussions necessarily provide an accurate indication of any ultimate settlement amount, and we believe that disclosing any such amounts would be speculative and misleading to investors.

In order to assess the sufficiency of insurance coverage available to us for losses arising from the Lac-Mégantic incident and analyze specific policies that may apply, we must be able to reasonably determine the amount of such losses as well as the nature and relevant facts associated with such losses. Such amounts and facts have not yet been established and in certain cases may not be known until the final adjudication of claims arising out of the incident. Under the Agreement, WFS, on behalf of itself and its direct and indirect subsidiaries, has agreed to indemnify us and each of our subsidiaries for third party claims for bodily injury, death, property damage, economic loss, loss of consortium, loss of income and similar claims in connection with, relating to, or otherwise arising from the derailment in Lac-Mégantic, Quebec, in each case solely to the extent not covered by insurance or otherwise paid for by third parties. All of the indemnification obligations are net of any insurance proceeds received. In addition, we agreed to indemnify WFS for (i) fifty percent (50%) of the documented out-of-pocket costs and expenses incurred by any WFS party as a result of or arising out of certain obligations to railcar lessors; and (ii) fifty percent (50%) of the documented out-of-pocket defense costs and legal expenses incurred by any WFS party in connection with the derailment not otherwise covered by insurance. However, our total exposure under this indemnification is limited to $10 million in the aggregate. Therefore, we are unable at this time to reasonably estimate the total amount of losses we may incur or the amounts we may recover under insurance policies or from WFS under the Agreement for particular losses arising from the incident. Given these considerations, we believe that mere disclosure of an aggregate limit of insurance coverage or the limits of individual policies would be misleading.

In preparing our disclosure regarding the Lac-Mégantic incident and the associated loss contingency disclosure, we have, in accordance with ASC 450-20-50, given consideration to all of the reasonably available information we have regarding our potential exposure in order to determine if a reasonable estimate could be made regarding the aggregate amount or range of loss that we will incur. Based on our assessment of available information and consistent with disclosure requirements under ASC 450-20-50-4(b), we note that we do not believe a reasonable estimate of the possible loss or range of loss can be made at this time.

We intend to continue to evaluate all relevant facts and circumstances surrounding this incident and assess whether additional information, including reasonable estimates regarding the aggregate amount or range of loss, can be provided in future filings. We also intend to assess, in connection with the preparation of our future filings, whether revised or additional disclosure may be appropriate in light of applicable requirements and the nature of settlement discussions.

Securities and Exchange Commission

April 10, 2015

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if we can further assist your review of the filings.

Very truly yours,

DAKOTA PLAINS HOLDINGS, INC.

By:	/s/ Timothy R. Brady
Timothy R. Brady Chief Financial Officer

cc:	Craig M. McKenzie, Chief Executive Officer
James L. Thornton, General Counsel and Secretary
Jennifer Gallagher, Commission Staff Accountant
John Cannarella, Commission Staff Accountant